UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BMC STOCK HOLDINGS, INC.

(Exact name of the registrant as specified in its charter)

Delaware	1-36050	26-4687975
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Two Lakeside Commons 980 Hammond Drive NE, Suite 500 Atlanta, GA		30328
(Address of principal executive offices)		(Zip Code)

(Name and telephone number, including area code,

of the person to contact in connection with this report.):

Paul S. Street

(678) 222-1219

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

I. Introduction

On December 1, 2015, Stock Building Supply Holdings, Inc., a Delaware corporation (“SBS” or “Legacy SBS”) completed a business combination with privately-held Building Materials Holding Corporation (“BMC” or “Legacy BMC”) in accordance with the terms of the Agreement and Plan of Merger dated as of June 2, 2015 by and between SBS and BMC (the “Merger Agreement”), pursuant to which BMC merged with and into SBS (the “Merger”). As a result of the business combination, SBS survived the merger and in connection therewith changed its name to “BMC Stock Holdings, Inc.”

All references to “BMC Stock,” “we,” “us,” “our,” or the “Company” in this report mean BMC Stock Holdings, Inc. together with its consolidated subsidiaries, excluding BMC West Corporation, SelectBuild Construction, Inc. and their respective subsidiaries, unless otherwise stated or the context otherwise requires. This report covers only the operations of Legacy SBS for the period from January 1, 2015 through December 31, 2015.

BMC Stock is a diversified lumber and building materials (“LBM”) distributor and solutions provider that sells primarily to new construction and repair and remodeling contractors. We carry a broad line of products and have operations in 17 states throughout the United States. Our primary products are lumber & lumber sheet goods, millwork, doors, flooring, windows, structural components such as engineered wood products (“EWP”), trusses and wall panels and other exterior products.

Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), requires public disclosure of certain information when a company manufactures or contracts to manufacture products that include cassiterite, columbite-tantalite, gold, wolframite, or their derivatives, which are limited to tin, tantalum or tungsten (collectively “Conflict Minerals”), that are necessary to the functionality or production of such products. For purposes of the Rule and the reasonable country of origin inquiry described herein, the “Covered Countries” are the Democratic Republic of the Congo or any of its adjoining countries, which for 2015 are the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania and Angola.

The Company is primarily a distributor and reseller of products manufactured by others. With the exception of our Private Label Products described below, those products are not manufactured specifically for the Company or to our specifications and are also sold through a variety of other channels, including other distributors, retailers and contractors.

In some locations we do manufacture certain structural components such as roof trusses, floor trusses or wall panels. In addition we have contracted to have certain products manufactured by others for the Company’s private label lines of certain products, including windows, doors, cabinets and locksets. Some of these structural components and private label products utilize fasteners, hardware or other metal components that may contain Conflict Minerals. The efforts described in this report were undertaken solely with respect to the structural components manufactured by Legacy SBS (“Manufactured Products”) and the private label products contracted to be manufactured for Legacy SBS (“Private Label Products”) during calendar year 2015. As provided by the Rule, we are not required to, nor have we undertaken to, undertake such analysis and other efforts with respect to the operations of Legacy BMC for calendar year 2015.

II. Conflict Minerals Disclosure

For 2015 we undertook a review of all the Company’s Manufactured Products and Private Label Products in order to determine (a) which of those products contain metal parts or components potentially containing Conflict Minerals, (b) whether such parts or components are necessary to the functionality or production of such products and (c) which of our suppliers may have supplied such metal parts or components for such products. The senior sourcing personnel from Legacy SBS and internal legal counsel were involved with this review and in determining the scope and reasonable country of origin inquiry described below. Based upon our review, we determined that certain metal parts and components utilized in our Manufactured Products and our Private Label Products may contain Conflict Minerals that were necessary to the functionality or production of such products.

We then conducted a good faith reasonable country of origin inquiry as required by the Rule. We identified our suppliers who provide metal parts or components used in our Manufactured Products and Private Label Products. Those suppliers were asked to complete the Conflict Minerals Reporting Template promulgated by the Conflict Free Sourcing Initiative and disclose whether the metal parts or components provided to us for such products contain any Conflict Minerals and, if so, their country of origin.

Of 23 total suppliers identified that provide metal parts and components used in our Manufactured Products and Private Label Products that potentially contain Conflict Minerals that were necessary to the functionality or production of such products, we received responses from 19, for a response rate of 83%. Those responses ranged from partially or fully completed questionnaires to a statement of the supplier’s policy and intent to avoid use of Conflict Minerals from the Covered Countries. We reviewed the questionnaires and other responses received, and followed up with suppliers who did not respond or who provided incomplete or unclear responses. Accordingly, we believe the Company performed a reasonable and good faith inquiry. However, there are inherent limitations in our ability to obtain and verify information provided by our suppliers.

Based upon this reasonable country of origin inquiry, including the responses received to date from our suppliers, we have no reason to believe that any of the Conflict Minerals that were necessary to the functionality or production of our Manufactured Products or Private Label Products for Legacy SBS during 2015 originated in any of the Covered Countries.

This information is publicly available at ir.bmcstock.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BMC STOCK HOLDINGS, INC.

By:	/s/ PAUL STREET	Date: May 31, 2016
Name:	Paul Street
Title:	Vice President,
General Counsel and Secretary